Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
October 9, 2008	NYSE:SLW

Silver Wheaton to Release Third Quarter Results on November 3, 2008

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) will release third quarter results on Monday, November 3, 2008 prior to market open.

A conference call will be held Monday, November 3, 2008 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-416-641-6124

Dial from outside Canada or the US:

1-888-280-8771

Dial toll free from parts of Europe:

1-800-6578-9898

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3272822

Archived audio webcast:

www.silverwheaton.com

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

Silver Wheaton is a trademark of Silver Wheaton Corp.